BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ Yes ◯ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
KONEVSKY, ALAN PW	I	CHIEF LEGAL OFFICER	04/2019	NA	N	N	5972221
ONISHCHUK, OLGA	I	CCO	06/2020	NA	N	N	5435460
QUALL, JOEL CARL	I	FINOP, CFO	11/2019	NA	N	N	5064884
TZERO BROKER SERVICES, LLC	DE	MEMBER	02/2020	E	Y	N	84-4457763
VLASTAKIS, ALEX	I	PRESIDENT	04/2019	NA	Y	N	4141268

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
MEDICI VENTURES, INC.	DE	TZERO GROUP, INC.	MEMBER	01/2016	E	N	N	81-3820993
OVERSTOCK.COM	DE	MEDICI VENTURES, INC.	SHAREHOLDER	09/2016	E	Y	Y	87-0634302
TZERO GROUP, INC	DE	TZERO BROKER SERVICES, LLC	MEMBER	02/2020	E	N	N	47-2409269

BD Schedule C - Amendments to Schedules A & B

In the Type of Amd. column, indicate "A" (addition), "D" (deletion), or "C" (change of information about the same *person*).

Ownership Codes are:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%	F - Other General Partners
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more	

List below all changes to Schedule A: (DIRECT OWNERS AND EXECUTIVE OFFICERS)

Full Legal Name	DE/FE/I	Type of Amd.	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)

No Information Filed

List below all changes to Schedule B: (INDIRECT OWNERS)

Full Legal Name	DE/FE/I	Type of Amd.	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp.